EXHIBIT 4.1

NOBLE ROMAN’S, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of Noble Roman’s, Inc. (the “Company,” “Noble Roman’s” or “us”) consists of 40,000,000 shares of common stock without par value and 5,000,000 shares of preferred stock. Our common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our preferred stock is not registered pursuant to Section 12 of the Exchange Act.

The following summary describes certain of the material provisions of our common stock, but does not purport to be complete and is subject to and qualified in its entirety by reference to the Indiana Business Corporation Law (the “IBCL”), the Amended Articles of Incorporation of the Company, filed as an exhibit to the Company’s Amendment No. 1 to the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed July 1, 1985, as amended by the Articles of Amendment of the Articles of Incorporation of the Company effective February 18, 1992 filed as an exhibit to the Company’s Registration Statement on Form SB-2, Articles of Amendment of the Articles of Incorporation of the Company effective May 11, 2000, filed as Annex A and Annex B to the Company’s Proxy Statement on Schedule 14A filed March 28, 2000, Articles of Amendment of the Articles of Incorporation of the Company effective April 16, 2001 filed as Exhibit 3.4 to Company’s annual report on Form 10-K for the year ended December 31, 2005, Articles of Amendment of the Articles of Incorporation of the Company effective August 23, 2005, filed as Exhibit 3.1 to the Company’s current report on Form 8-K filed August 29, 2005, and Articles of Amendment of the Articles of Incorporation of the Company effective February 7, 2017, filed as Exhibit 3.7 to the Company’s Registration Statement on Form S-1 filed April 25, 2017 (as so amended, the “Articles”), and the Amended and Restated By-Laws of the Company, as currently in effect, filed as an exhibit to the Company’s Form 8-K filed December 23, 2009 (the “By-Laws”).

COMMON STOCK

The holders of the Company’s common stock are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the shareholders. Except as otherwise provided by law, the By-Laws or the Articles, every matter other than the election of directors to be decided by shareholders is decided by a vote of the majority of the shares cast, ignoring abstentions. The directors nominated for election are elected by a plurality of the votes cast. There is no cumulative voting. As a result, the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The board of directors is divided into three classes of size as even as possible, each serving for a term of three years. In a given year, approximately one third of director seats are generally open for election, unless there is a vacancy.

Holders of the Company’s common stock are entitled to receive any dividends as may be declared by the board of directors out of funds legally available for such purpose, but such declaration is in the sole discretion of the board of directors and the holders of the common stock have no right to have any such dividend declared. In the event of the Company’s liquidation, dissolution, or winding up, to share ratably in all assets remaining after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.

All of the outstanding shares of common stock are validly issued, fully paid and nonassessable. Holders of the Company’s common stock have no preemptive right to subscribe for or purchase additional shares of any class of the Company’s stock. The Company’s common stock does not convert into any other security and has no sinking fund or redemptive provisions.

CERTAIN PROVISIONS OF INDIANA LAW

Chapters 42 and 43 of the IBCL contain certain provisions designed to prevent the takeover of or influence on certain corporation by a significant shareholder.

Chapter 42 provides that control shares of an issuing public corporation acquired in a control share acquisition, as such terms are defined therein, have limited voting rights. “Control shares” is defined to mean shares that, together with the shares the holder already holds, would give the holder either at least 20% of the voting power in the corporation, at least 33 1/3% of the voting power in the corporation, or a majority of the voting power in the corporation (ignoring the effect of Chapter 42). “Issuing public corporation” means a corporation with at least 100 shareholders with its principal place of business in Indiana with certain Indiana residency requirements for its shareholders. Currently, the Company qualifies as an issuing public corporation. “Control share acquisition” means the acquisition of control shares, including acquisitions made within 90 day of each other or pursuant to a unified plan. Upon a control share acquisition, the acquiring shareholder cannot vote the control shares until each class of stock entitled to vote separately, by a majority of all votes entitled to be cast by that group (excluding the control shares and shares held by directors who are employees and officers of the corporation), approve the rights of the acquirer to vote the control shares. A corporation may choose to opt out of these restrictions in the Articles or the By-Laws, but the Company has not opted out of this provision.

Chapter 43 restricts corporations having 100 or more shareholders with a class of stock registered under the Exchange Act (which includes the Company) from entering into business combinations with interested shareholders. Business combinations include mergers, consolidations, sales of 10% or more of the corporation’s assets, recapitalizations, and reverse stock splits. “Interested shareholder” is defined to mean the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation. Under Chapter 43, the Company may not enter into a business combination with an interested shareholder for five years following the date such person became an interested shareholder, unless the business combination was approved by the board of directors before such person became an interested shareholder. If the transaction was not so approved, a business combination with the interested shareholder may take place after the five-year period only if either (i) the transaction receives approval from a majority of the outstanding shares not controlled by the interested shareholder or its affiliates, or (ii) the transaction meets certain fair price criteria. A corporation may choose to opt out of these restrictions in the Articles, but the Company has not opted out of this provision.